NO ACT

PE
3-10-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10011779

March 11, 2010

Gillian McPhee
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-10

Re: InterDigital, Inc.

Dear Ms. McPhee:

This is in regard to your letter dated March 10, 2010 concerning the shareholder proposal submitted by Heartland Advisors, Inc., on behalf of the Heartland Value Fund, for inclusion in InterDigital's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that InterDigital therefore withdraws its February 9, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: William J. Nasgovitz
Heartland Advisors, Inc.
789 North Water Street
Milwaukee, WI 53202

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 43512-00003

Gillian McPhee
Direct: 202.955.8230
Fax: 202.530.9572
gmcphee@gibsondunn.com

March 10, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: InterDigital, Inc.
Withdrawal of No-Action Request Regarding the Shareholder Proposal of Heartland Advisors, Inc. on behalf of the Heartland Value Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On February 9, 2010, on behalf of our client, InterDigital, Inc. (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") requesting that the Company: (1) redeem rights issued pursuant to a Rights Agreement dated as of July 2, 2007 among the Company and American Stock Transfer and Trust Company; and (2) not extend or adopt any shareholder rights plan unless it has been approved by a majority vote of the shareholders of the Company. The Proposal was submitted by Heartland Advisors, Inc. on behalf of the Heartland Value Fund pursuant to Rule 14a-8 under the Exchange Act of 1934. The No-Action Request sets forth the initial basis for our view that the Proposal is excludable under Rule 14a-8(i)(10) and informs the Staff of our intention to notify the Staff supplementally and provide further analysis once the Company had taken actions that we believed would substantially implement the Proposal.

Enclosed is a letter delivered to the Company on March 9, 2010, confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8230 or Jannie K. Lau, the Company's Assistant Secretary, at (610) 878-5688.

Sincerely,



Gillian McPhee

Enclosures

cc: Jannie K. Lau, InterDigital, Inc.
William J. Nasgovitz, Heartland Advisors, Inc.

Exhibit A

<u>Via Facsimile</u>

Janet M. Point
Executive Vice President, Communications and Investor Relations
InterDigital, Inc.
781 Third Avenue
King of Prussia, PA 19406-1409

RE: <u>Withdrawal of Shareholder Proposal</u>

Dear Ms. Point:

On behalf of Heartland Advisors, Inc. ("Heartland") and the Heartland Value Fund (the "Fund"), this letter confirms that Heartland and the Fund agree to withdraw the shareholder proposal submitted to InterDigital, Inc. ("InterDigital") for inclusion in the proxy statement for the company's 2010 Annual Meeting of Shareholders. Heartland and the Fund have reached a satisfactory resolution with InterDigital as set forth in the letter that I received from InterDigital dated March 8, 2010. I hereby withdraw this proposal in its entirety as of the date set forth below.

Sincerely,



Paul Beste
Chief Financial Officer

3/9/10
Date

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 43512-00003

Gillian McPhee
Direct: 202.955.8230
Fax: 202.530.9572
GMcPhee@gibsondunn.com

February 9, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: InterDigital, Inc.
Shareholder Proposal of Heartland Advisors, Inc. on behalf of the Heartland Value Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, InterDigital, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Heartland Advisors, Inc. on behalf of the Heartland Value Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, that the shareholders of InterDigital, Inc. (the "Company") request that the Company's Board of Directors (the "Board") redeem the Series B Junior Participating Preferred Stock purchase rights (the "purchase rights") issued pursuant to the Company's Rights Agreement with American Stock Transfer and Trust Company dated July 2, 2007 (the "Rights Agreement"), and to not extend or adopt any shareholder rights plan unless it has been approved by a majority vote of Company shareholders.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will in the near future consider approving: (1) the redemption of the rights issued pursuant to the Rights Agreement dated as of July 2, 2007 among the Company and American Stock Transfer and Trust Company (the "Rights Agreement"), which will have the effect of terminating the Rights Agreement; and (2) the adoption of a policy statement with respect to shareholder approval of shareholder rights plans (collectively, the "Proposed Actions"). If the Board approves the Proposed Actions, we expect that they will substantially implement the Proposal.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will notify the Staff supplementally after the Board has considered the Proposed Actions and provide additional analysis at that time of why we believe that the Company's actions have substantially implemented the Proposal under Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *Id.* The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's essential objective satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published a report that contained information relating to its environmental initiatives).

B. Anticipated Actions by the Company's Board of Directors

Upon the recommendation of management, at an upcoming meeting, the Board will consider whether to adopt the Proposed Actions. Adoption of the Proposed Actions would implement the essential objectives of the Proposal – redemption of the rights outstanding under the Rights Agreement and shareholder approval of future rights plans.

As stated above, we will notify the Staff supplementally after the Board considers the Proposed Actions. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the board of directors has acted. *See, e.g., Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken). Further, in *General Motors Corp*. (avail. Mar. 3, 2004), the Staff granted no action relief under Rule 14a-8(i)(10) where the company notified the Staff of the company's intention to omit a shareholder proposal seeking shareholder approval of the adoption, maintenance or extension of any shareholder rights plan. In *General Motors*, the company argued that the board's adoption of a policy statement on shareholder rights plans would substantially implement the proposal, and the company subsequently notified the Staff of the board's adoption of the policy statement.

Because we believe that the Proposed Actions will substantially implement the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. Accordingly, as noted above, we submit this no-action request at this time to address the timing requirements of Rule 14a-8.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8230 or Jannie K. Lau, the Company's Associate General Counsel, at 215-279-0525.

Sincerely,



Gillian McPhee

GM/ksb
Enclosures

cc: Jannie K. Lau, InterDigital, Inc.
William J. Nasgovitz, Heartland Advisors, Inc.

GIBSON DUNN

Exhibit A



HEARTLAND ADVISORS
AMERICA'S VALUE INVESTOR®

789 North Water Street, Milwaukee, WI 53202
414-347-7777 • 888-505-5180 • Fax: 414-347-0364
www.heartlandadvisors.com

December 30, 2009

VIA FACSIMILE (610-878-7842), MESSENGER AND FEDERAL EXPRESS

InterDigital, Inc.
781 Third Avenue
King of Prussia, Pennsylvania 19406-1409
Attention: Corporate Secretary

RE: 2010 Annual Meeting of Shareholders of InterDigital, Inc. (the "Company")

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, enclosed please find a shareholder proposal submitted for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders (the "Annual Meeting"). The proposal is being submitted by Heartland Advisors, Inc. ("Heartland"), an SEC-registered investment adviser, on behalf of the Heartland Value Fund (the "Fund"), a registered mutual fund and series of Heartland Group, Inc. for which Heartland serves as the investment adviser. As of December 28, 2009, the Fund is the record holder of 1,750,000 shares, or 4.1%, of the Company's common stock. The Fund has held such shares for more than one year prior to the date hereof and intends to continue to hold the required number of shares through the date of the Annual Meeting. A qualified representative will attend the Annual Meeting and present the proposal on the Fund's behalf.

If you have any questions regarding the enclosed proposal, please contact the undersigned.

Very truly yours,

HEARTLAND ADVISORS, INC.

William J. Nasgovitz

Enclosure

cc: Paul T. Beste
Vinita K. Paul
Ellen Drought

PROPOSAL:

RESOLVED, that the shareholders of InterDigital, Inc. (the "Company") request that the Company's Board of Directors (the "Board") redeem the Series B Junior Participating Preferred Stock purchase rights (the "purchase rights") issued pursuant to the Company's Rights Agreement with American Stock Transfer and Trust Company dated July 2, 2007 (the "Rights Agreement"), and to not extend or adopt any shareholder rights plan unless it has been approved by a majority vote of Company shareholders.

SUPPORTING STATEMENT:

The Board has authorized the issuance of certain purchase rights whose terms and conditions are set forth in the Rights Agreement. These purchase rights are triggered when a shareholder becomes the beneficial owner of 10% or more of the shares of Company common stock then outstanding and, unless redeemed, will not expire until December 15, 2016. The Board approved the Rights Agreement unilaterally and without seeking prior approval of the Company's shareholders. An agreement such as the Rights Agreement is commonly referred to as a "poison pill," and is an anti-takeover device that can adversely affect shareholder value by discouraging acquisitions that could be beneficial to shareholders.

We believe that the Company's poison pill may serve to potentially entrench, and thereby reduce the accountability of, Company management and the Board at the expense of shareholders. While Company management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the possibility of an unsolicited bid justifies the unilateral implementation of a poison pill. Poison pills adopted without shareholder approval can deny shareholders the ability to make their own decisions regarding whether or not to accept a premium acquisition offer for their shares and, under certain circumstances, could reduce shareholder value.

We note that RiskMetrics Group, in its 2009 U.S. Proxy Voting Guidelines Summary, recommends that shareholders vote in favor of proposals requesting that a company redeem its poison pill when such poison pill has not been approved by shareholders.

We urge all shareholders to vote FOR this resolution.